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SEC FILE NUMBER
8-66577

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EZE CASTLE TRANSACTION SERVICES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
12 Farnsworth Street 6th Floor
(No. and Street)

Boston	**MA**	**02210**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Cameron Hyzer **(617) 316 1012**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cameron Hyzer, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of EZE CASTLE TRANSACTION SERVICES LLC, as of December 31st, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

RAOUL F. SCOTT
Notary Public
Commonwealth of Massachusetts
My Commission Expires November 26, 2015

Notary Public

Peter Cameron Hyzer, Treasurer

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Statement of Financial Condition

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

We have audited the accompanying statement of financial condition of Eze Castle Transaction Services LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Eze Castle Transaction Services LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

ERNST & YOUNG LLP

February 12, 2009

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 2,235,111
Receivable from brokers and dealers and unbilled revenue, net of allowance for doubtful accounts of $223,099	8,612,835
Due from related parties	369,667
Other	27,379
Total assets	$11,244,992
Liabilities and member's equity	
Accounts payable	$ 18,922
Due to related parties	444,853
Total liabilities	463,775
Member's equity	10,781,217
Total liabilities and member's equity	$11,244,992

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

Eze Castle Transaction Services LLC (the "Company") is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and with the Financial Industry Regulatory Authority ("FINRA"). The Company was formed on April 7, 2004 and commenced operations on December 14, 2004.

The Company supplies sell-side brokers with Financial Information eXchange (FIX) connectivity services for the transmittal and receipt of trading-related messages between the brokers' order management system or other electronic order collection system and the Eze OMS, a software application developed and licensed to buy-side asset managers by Eze Castle Software LLC ("ECS" or "Parent"). Trading messages are sent through electronic connections whether physical, logical, virtual, or sponsored, and including, but not limited to, connections established for orders, indications of interest, notice of execution, drop copies, and connections staged via a third-party intermediary, between buy-side clients and sell-side brokers.

The Company is a wholly owned subsidiary of ECS. ECS is a wholly owned subsidiary of BNY ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.7 percent ownership stake in Holdings, with the remaining ownership stake held by former Eze Castle shareholders and ConvergEx's management team.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Revenue Recognition

Connectivity and Transmission Support Revenue

The Company earns its fees from sell-side brokers for facilitating the transmittal and receipt of trading-related messages to and from the brokers' buy-side clients. Revenue is recognized upon transmission or ratably over the period the service is delivered depending on the contractual relationship with the sell-side broker, provided that evidence of the arrangement exists, related fees are fixed or determinable, and collection of the related receivable is reasonably assured. Fees are billed monthly in arrears, but accrued as earned (which are included in unbilled revenue on the Statement of Financial Condition).

Interest Income

Interest income is earned from securities loaned and deposits held at financial institutions and clearing organizations. Interest income is recorded on an accrual basis.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers and dealers and fees receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Income Taxes

The Company, as a single member limited liability company, is disregarded for federal, state and local income tax purposes. The Company is subject to New York City Unincorporated Business Tax, pursuant to a tax sharing agreement between Group and the Company. The tax provision for the Company has been computed on a separate return basis.

Recent Accounting Developments

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company adopted FAS 157 as of the beginning of 2008. There was no transition adjustment related to the adoption of FAS 157.

2. Significant Accounting Policies (continued)

Recent Accounting Developments (continued)

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, as interpretation of FASB Statement No. 109* ("FIN 48"). Following the current FASB guidance for the implementation of FIN 48, the Company plans to adopt FIN 48 for the fiscal year ending December 31, 2009. In accordance with the provisions of FIN 48, the Company must recognize a tax benefit from an uncertain tax position if there is a 50 percent or greater likelihood the related tax position will be affirmed by a taxing authority with full knowledge of the facts and circumstances surrounding the position. The adoption of FIN 48 will not have a material effect on the Company's financial position.

3. Related Party Transactions

On January 1, 2008, the Intercompany Support Services Agreement and Management Agreement previously in effect were amended and superseded respectively by the Amendment to the Intercompany Support Services Agreement. Under the Intercompany Support Services Agreement, the Company agrees to pay ECS a partnership fee for the support services, certain administrative services or goods and related technology rights provided to the Company in order for it to render the FIX connectivity services. The fees charged by ECS are calculated based upon a flat fee and the eligible number of FIX connections as determined by the Intercompany Support Services Agreement. The Company had a payable to ECS at December 31, 2008 relating to this agreement of $303,142.

Under a standard Connectivity Services Agreement, the Company contracts with ConvergEx Execution Solutions LLC ("CES") and G-Trade Services LLC ("G-Trade") to supply revenue-producing services. Both CES and G-Trade are affiliated entities controlled by ConvergEx. The Company was due $379,436 and $17,344 from CES and G-Trade, respectively, at December 31, 2008 relating to these services.

The Company may pay dividends to ECS. The dividends paid are generally based upon the Company's earnings and require the approval of the Board of Managers.

4. Net Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined thereunder, of one-fifteenth of aggregate indebtedness, as defined thereunder, or $5,000, whichever is greater. At December 31, 2008, the Company had net capital of $1,771,336, which was $1,740,418 in excess of its minimum net capital requirement of $30,918. The Company's net capital ratio was .26 to 1.

5. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

6. Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees or Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications agreements is unlimited. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

STATEMENT OF FINANCIAL CONDITION

Eze Castle Transaction Services LLC
(A Wholly-Owned Subsidiary of Eze Castle Software LLC)
December 31, 2008
With Report of Independent Registered
Public Accounting Firm